

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

<u>Via E-mail</u>
Art A. Garcia
Chief Financial Officer
Ryder System, Inc.
11690 N.W. 105th Street
Miami, FL 33178

      Re: Ryder System, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed February 16, 2012
               Form 10-Q for Quarterly Period Ended March 31, 2012
               Filed April 24, 2012
               File No. 001-04364

Dear Mr. Garcia:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Lyn Shenk

                        Lyn Shenk
                        Branch Chief